March 30, 2005


via U.S. mail

Yale Simpson
Chairman and Director
Exeter Resource Corporation
Suite 301, 700 West Pender Street
Vancouver, British Columbia
Canada V6C 1G8

Re:  	Exeter Resource Corporation
	Form 20-FRG/A Registration Statement
	Filed March 4, 2005
	File No. 0-51016

Dear Mr. Simpson:

      	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments
1. The Form 20-F registration statement will become automatically effective 60 days from the date of the first filing, or upon April 1,
2005.  See Section 12(g)(1) of the Securities Exchange Act of
1934.
Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared all comments. You may with to contact us before that time to discuss the possibility of withdrawing the filing.
2. Please include page numbers in the document you file via EDGAR. Also, as noted in our prior letter dated November 29, 2004, provide as courtesy copies complete and precise versions of the documents you file via EDGAR. The courtesy copies omit some of the exhibits filed on EDGAR.
3. You will also expedite our review by providing us with precisely marked courtesy versions of the amended registration statement. Also include precise page references in your letter of response keyed to the marked version of the amendment, and ensure that you respond to each portion of each numbered comment with a complete and detailed response.
4. As noted in our prior letter dated November 29, 2004, ensure that your disclosure in the prospectus, accurately describes the terms of the exhibits filed. In this regard, we note, for example the following:
* inaccurate and inconsistent description of the corporate background of the company in the disclosure. (i.e. you disclose that the company was incorporated in 1984, yet the Articles filed state the date of incorporation was 1964. You state also that the name of the company changed from Glacier Resources, Inc. to Golden Glacier Resources in
August 1999, yet the exhibit filed states the name change occurred in
August 1988.);  and,
* discrepancies in the dates of agreements as disclosed in the prospectus when compared to the dates that appear in the agreements.
For example, the disclosure states that the first agreement executed between the company and Rowen Limited ("Rowen") occurred in October
2002, yet none of the agreements filed are dated October 2002. Rather, there is only one agreement, dated January 2003, that appears to reflect the terms of the initial acquisition of the interest by the Company of Cognito Limited from Rowen. Similarly, the acquisition of the remaining 50% option to acquire Cognito Limited is described in the prospectus as being entered into in June 2003 and in the Notes to the financial statements, in July 2003. The exhibit agreement filed on the cover page states the date of the agreement is
May 2003 yet the recitals reference a date of April 2003. Please correct the disclosure and/or exhibits. We note that discrepancies in the description of the agreements are throughout Item 4.
Also,
the aforementioned is meant to be an example, and not an exhaustive listing, of the discrepancies noted between the disclosure and the exhibits. With your next amendment, please ensure that you provide an accurate and consistent description of the terms of the agreements and the exhibits filed.
In addition, please confirm to us that the documents filed are true copies of the documents on record with the respective agencies or authorities with whom the documents were originally filed. We may have further comments.
5. Please supplementally explain the inconsistencies that remain in the disclosure and in the Notes to the Financial Statements that characterize the company`s ownership interest in Cognito as 100%. (See e.g. Note 5.a ) Based on the agreement filed, it would appear that such ownership interest has not yet been fully earned or paid for. Please revise such inconsistencies throughout the disclosure and in the Notes to the Financial Statements or explain to us why the company and its auditors believe characterization of the ownership interest as 100% is justified. For example, see page 34. We may have further comments.
6. We will cite examples of inconsistent, incomplete or stale disclosure, but it is your responsibility to ensure that your disclosure is accurate, complete and current. Carefully review the entire document to provide updated, accurate and complete disclosure.
Examples of disclosure that is inconsistent, incomplete or stale include the following:

(a) references to 9 mineral properties in Argentina in Item 4, which differs from information that appears in agreements filed and disclosure under "Estelar Projects."
(b) the map you provide does not appear to reflect all the properties you describe at pages 22 through 33.
(c) Jerry Perkins is not listed as an officer.
(d) general discussion of Argentina and its economy appears to omit the more recent history of political unrest and the financial crisis of 2001 to 2002, the government`s experiment with various currency structures, and the impact all of these matters have had on companies operating in Argentina. Include appropriately updated and revised Risk Factors disclosure as well.
(e) discussion of payments due in December 2004 or other periods that should have been updated by the time you filed this document, for example at pages 17, 24, 27, 39, 40 and 43.
(f) disclosure at page 47 indicates 189 U.S. resident holders and more than 100 Canadian shareholders but than indicates a total of only "in excess of 250" - provide more detailed totals and consistent disclosure.
(g) it is unclear how you have 189 resident U.S. holders when "no United States citizens have participated in any of the Company`s Private Placements" - please explain in necessary detail how this occurred.
(h) you refer to "five" material contracts at page 59, but describe six.
(i) clarify the reference to "these" properties under "The Company Has Not Surveyed."

Forward Looking Statements

7. You state that actual future results and trends may differ materially from historical results or those projected or stated in your forward-looking statements. Please ensure that your statement does not suggest that you have failed to disclose all known material risks in the risk factor section.




Item 3.  Key Information

Statement of Capitalization and Indebtedness
8. Please confirm that you do not currently have any debt obligations or indebtedness in the form of indirect or contingent indebtedness.
See Item 3.B. of Form 20-F.
9. Update the table to a date within 60 days of filing.  See Item
3.B
of Form 20-F. Include footnotes describing transactions that have taken place since the most recent financial statements.

Risk Factors
10. Avoid using generic risk factors that could apply to any company in your industry. Instead, tailor your risk factor discussion so that you clarify how each risk impacts your business and operations specifically. For example, to further explain how the company has been impacted by the risk, under the risk factor,
"[T]he
Company is Involved in the Resource Industry...,"  consider citing to
the company`s recent decision to abandon further exploration of the
Papagallos projects after expending monies to acquire the option
and
explore the area.
11.     	Review your disclosure and ensure it correctly and
clearly
distinguishes between the risks associated with properties you have options to acquire versus properties you own. Currently, the discussion fails to make such a distinction. For example, delineate the risk associated with a property you have an interest in, such as
La Cabeza, so that investors can gain a better understanding of the consequences to you if you fail to comply with the terms of agreements governing your option to acquire the property. In this regard, consider adding a separate risk factor that clarifies, in general, the risk associated with the company not being able to fulfill the terms of agreements necessary to obtain full ownership of all the exploration properties referenced in the document.

Item 4. Information on the Company
Description of Business
Business Overview
12. Please expand the disclosure in this section regarding the governmental regulations to which the company is subject. For example, expand upon the discussion regarding environmental regulations found in the risk factors section and provide the information required by Item 4.B.8 of Form 20-F.
Government
13. Disclose the more material aspects of recent political events in
Argentina and how such events impact the investment climate in general, the mining sector and, if applicable, your operations in particular.
Item 5. Operating and Financial Review and Prospects
14. Please disclose in this section the changes in amounts owed to related parties and the reasons for such changes from period to period.
Item 7. Major Shareholders and Related Party Transactions
Interest of Management in Certain Transactions
15. Explain briefly why the $17,764 owed by former President Paul Ray was characterized as bad debt.
16. Please disclose the services included and comprising the "Administrative Fees" paid to the directors of the company in the periods referenced.

Item 17.  Financial Statements

17. Indicate to us if your independent auditing firm is currently registered with the Public Company Accounting Oversight Board
(PCAOB).

Item 19.  Financial Statements and Exhibits
18. Please provide a more complete description for each exhibit filed. In this regard, revise the description in the exhibit list of the agreements filed so that you provide the date of each agreement.
Engineering Comments
General

19. The cutoff grade concept is important to understanding the potential of mineral properties. For both operating mines and undeveloped properties, any reportable "resource" estimate must be delimited using an economically-based "cutoff" grade to segregate "resources" from just "mineralization." Disclose the "cutoff" grade that defines a mineral resource that has reasonable prospects for economic extraction. In establishing the cut-off grade, the grade must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs, and reasonable metal prices. Remove all resource estimates, which are not based on an economically derived cutoff grade. If you choose to provide revised estimates of resources based on an economic cutoff, supplementally provide backup calculations and information sufficient to support your conclusion.

Website and Press Releases

20. We note that your website refers to or uses the terms "inferred mineral resources." Only those measures of reserves set forth in Industry Guide 7 and Section 4-10(a) of Regulations S-X are permitted in filings with the SEC. If you continue to make references on your web site or press releases to measures other than those recognized by or allowed in your instance by the SEC, accompany such disclosure with the following cautionary language:

Cautionary Note to U.S. Investors -- The United States Securities
and
Exchange Commission permits mining companies, in their filings with
the SEC, to disclose only those mineral deposits that a company can
economically and legally extract or produce.  We use certain terms on
this web site, such as "inferred mineral resources," that the SEC guidelines strictly prohibit us from including in our filing with the
SEC.  U.S. investors are urged to consider closely the disclosure in
our Form      , File No.     .  You can review and obtain copies
of
these filings from the SEC`s website at
http://www.sec.gov/edgar.shtml.

21. To the extent that your web site or press releases contain disclosure about adjacent or other properties on which you have no right to explore or mine, include the following language along with the following cautionary note, including the bolding and indenting:

"This web site also contains information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC`s mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties."

Closing Comments
      Again, we remind you that the Form 20-F registration statement becomes effective automatically under the Exchange Act 60 days after filing, and the Exchange Act reporting requirements become operative at that time.

      Please file an amended registration statement in response to these comments and provide any requested supplemental information. In responding to this comment letter, you must comply with Rule 12b-
15 and General Instruction D of Form 20-F, which includes filing copies of your amended registration statement, which you have clearly and accurately marked to reflect the changes that you have made. You should include with the amendment a response letter that keys your responses to our comments and indicates the location of changes made in response to our comments. Also note the location of any material changes made for reasons other than in response to our comments. Supplementally provide six copies of your amended registration statement, which you have clearly and accurately marked to reflect the changes that you have made, to Mellissa Campbell Duru. If you believe complying with these comments is not appropriate, tell us why in your cover letter. We may have comments after reviewing the amendment and your responses.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

      Direct questions relating to any engineering comments to
George
Schuler, Mining Engineer, at (202) 842-5527. Direct questions relating to all other disclosure issues to Mellissa Campbell Duru at
(202) 942-1930 or, in her absence, to Timothy Levenberg, Special
Counsel, at (202) 942-1896.   Direct any correspondence to us at
the
following ZIP Code: 20549-0405.



								Sincerely,


								H. Roger Schwall
								Assistant Director

via facsimile
Steven G. Taylor, Esq.
A.B. Korelin & Associates, Inc.
(206) 232-1196

cc: 	M. Duru
	K.Schuler
	T. Levenberg
	S. Min

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Exeter Resource Corporation
March 30, 2005
page 1






UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE